Exhibit 99.50

3623 Old Conejo Road, Suite 207 Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQB ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. BARNES 7-3H WELL CURRENTLY PRODUCING OVER 1,000 BOEPD

Newbury Park, CALIFORNIA, March 31, 2022 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQB: KGEIF) is providing an update on the Barnes 7-3H well (98.07% working interest), in its Tishomingo field in Oklahoma.

The Barnes 7-3H well has averaged over 920 Barrels of oil equivalent per day “BOEPD” (730 Barrels of oil per day “BOPD”) for the last 14 days with current production of about 1,050 BOEPD (830 BOPD). The Company has achieved these results utilizing a controlled flowback on the well to optimize long-term production and recoveries.

Wolf Regener, President and CEO, commented. “We are beyond thrilled about the early performance of the Barnes 7-3H well as it is exceeding even our most optimistic forecasts. Since the production from the Barnes 7-3H is not hedged, the Company is generating netbacks of over $55 per BOE from the production assuming a $100/barrel oil price. To put the well performance in perspective, the 30 day proved forecast curve case initial production rate (IP30) utilized by our third-party engineering firm for our reserve report is 388 BOEPD or 37% of what the Barnes 7-3H is currently producing. The initial 30 day type curve utilized by the Company’s management assumes a 472 BOEPD IP30 rate, and the best well we have in the field had a 630 BOEPD IP30 rate.

“Since we are only halfway through the 30 day initial production time period, there can be no assurance as to what the Barnes 7-3H well’s 30-day initial rate or ultimate productivity will be. Based on the current performance, we anticipate that the well will end up with an IP30 rate that is much higher than the reserve report proved forecast case, well above our KEI type curve and has a good chance of being around the current 14 day average. The current production from this well has doubled our production in the field.

“We are in discussions with several subcontractors and anticipate beginning completion operations for the Barnes 8-4H sometime in the first three weeks of April.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Cautionary Statements

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2021 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2021, which the Company filed on SEDAR on March 8, 2022.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, the anticipated IP30 rate and beginning completion operations for the Barnes 8-4H sometime in the first three weeks of April. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment or labor are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.